March 25, 2008

Michael Moran

Accounting Branch Chief

Brian McAllister

Staff Accountant

Donna Di Silvio

Review Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Dear Messrs. Moran and McAllister and Ms. Di Silvio:

We are in receipt of your letter dated March 4, 2008 regarding our response dated February 19, 2008 to your comment letter dated January 17, 2008. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. As noted in response to comment No. 1, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal quarter ending March 29, 2008.

Form 10-K for the Fiscal Year Ended September 29, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

1.	We have read your response to comment one of our letter dated January 17, 2008. Please revise disclosure in future filings to include in tabular form for each period presented the amount or percentage of total sales contributed by each class of similar products or services such as, for example; grocery, meat and dairy products, produce, frozen foods and other perishables, pharmacy, fuel and other general merchandise. Refer to Item 101(c)(1)(i) of Regulation S-K. Also, revise the notes to your financial statements to provide the disclosure required by paragraph 37 of SFAS No. 131. If providing the information to investors is impracticable, disclose that fact. In your response please show us what your revised disclosure will look like.

March 25, 2008

Response:

We understand that one of the primary purposes of Management’s Discussion and Analysis is to present to investors an analysis of company operations through the lens of a Company’s management and in accordance with guidelines provided by the Commission and by the Financial Accounting Standards Board. Our emphasis in day-to-day management and in analyzing our results is on the performance of individual stores. In analyzing this performance, we accord very little significance to increases or decreases in sales of any particular product or product line.

We do not believe that providing a breakdown of the amount or percentage of total sales contributed by each class of similar products would be helpful to our investors because our executive management team makes no distinction between product type sales in financial information reported or in the day-to-day management of individual stores. Accordingly, we believe our Management’s Discussion and Analysis should reflect the emphasis on store performance, and that providing data regarding individual product categories would introduce artificial metrics that are not used by management in assessing Company performance.

Finally, we repeat our belief from our letter to the Commission dated February 19, 2008 that tabular product sales disclosure would place the Company at a competitive disadvantage in relation to its grocery industry peers in that tabular disclosure is not present in grocery industry peer filings.

2.	Further, management’s discussion should also provide a more detailed and specific discussion of material information within the comparable store sales increase for the comparative periods. For example, your discussion cites promotions, service execution and expanded product selections to be the general reasons for a $268.7 million increase in grocery segment sales in fiscal 2007. Presently, the guidance in SEC Release No. 33-8350 requires an analysis of the material period-to-period changes within the comparable store sales increase and suggests a layered approach of the principal factors underlying financial information already available in the financial statements. Please further advise or provide us with an example of your revised MD&A quantitatively disclosing material changes within sales and expenses that assist in the understanding of your results of operations. Please also incorporate key financial metrics used by management including the average customer ticket and customer traffic, as materially applicable. See Item 303(a)(3) of Regulation S-K

Response:

We currently disclose that gasoline sales accounted for $80.9 million of the $268.7 million increase in grocery segment comparable sales in fiscal 2007. This was the singular material impact on grocery segment comparable sales that can be quantified.

We will add the following disclosure to our discussion of net sales:

“Increases in the number of customer transactions and average transaction size (excluding gasoline sales and transactions) during fiscal year 2007 also contributed to the increase grocery segment comparable sales.”

March 25, 2008

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman
Ronald B. Freeman
Chief Financial Officer

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